[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 29, 2025

Aaron Brodsky

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NXG Cushing Midstream Energy Fund –

Registration Statement on Form N-2
(File Nos. 333-286482 and 811-22072)

Dear Mr. Brodsky:

We are in receipt of the telephonic comments of the staff of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement on Form N-2 (File Nos. 333-286482 and 811-22072) (the “Registration Statement”) of NXG Cushing Midstream Energy Fund (the “Fund”) that was filed with the SEC on April 10, 2025. The Fund has considered your comments and authorized us to make on its behalf the responses and changes to the Registration Statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response. Changes to disclosure referenced below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement to be filed by the Fund. Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

1.	On the cover of the Prospectus, under the heading “Investment Strategy,” in the description of the Fund’s test of what constitutes a “midstream energy company” delete the phrase “otherwise related to” or define what is meant by that phrase.

The Fund has deleted the phrase "otherwise related to."

2.	On page 49 of the Fund’s annual report to shareholders for the period ended November 30, 2024 (the “2024 Annual Report”), under the heading “Investment Restrictions” it states that the Fund will, in normal circumstances, invest more than 25% of its assets in the natural resources industry. However, in the prospectus, it states that the Fund’s investments will be concentrated in issues in the industry or group of industries that make up the natural resources sector. Please reconcile these differences.

The Fund notes that in connection with its prior shelf registration statement (File Nos. 333-273954 and 811-22072) (the “Prior Registration Statement”) the SEC Staff requested that the Fund “add disclosure clarifying the Fund’s policy with respect to concentration in a group of industries.” In providing such comment, the Staff noted that they would not object if this disclosure is contained in a footnote. In response to such comment, the Fund added clarifying language to its Prior Registration Statement explaining that “natural resources industry, which for purposes of investment restriction #2 includes the industry or group of related industries that make up the natural resources sector. Midstream energy companies, including MLPs, in which the Fund invests operate in the industry or group of related industries that make up the natural resources sector.” That clarifying language appears on page 50 of the Fund’s 2024 Annual Report, included in the Fund’s Form N-CSR filed with the SEC on February 10, 2025 (the “N-CSR”). The Fund respectfully submits that its industry concentration disclosure reflects extensive discussion with the SEC Staff in connection with the Prior Registration Statement and in light of the clarifying language noted above is internally consistent.

3.	The Staff notes that this Registration Statement and the Fund’s Prior Registration Statement disclose an intent to forward incorporate the Fund’s Form N-CSR filings. However, the N-CSR does not include an auditor’s consent. Please amend and re-file the N-CSR with the appropriate auditor’s consent.

The Fund has filed an amendment to its N-CSR to file the auditor's consent.

4.	The auditor’s consent filed with the Registration Statement appears to reference an incorrect 333- filing number. Please update with the correct 333- filing number.

The Fund confirms that the auditor’s consent filed with Pre-Effective Amendment No. 1 to this Registration Statement will include an auditor’s consent that references the correct 333- filing number.

5.	Please consider calculating the effects of leverage table on p. 53 of the 2024 Annual Report included in the N-CSR using the outstanding indebtedness percentage of the Fund’s managed assets as of November 30, 2024, as referenced in the paragraph preceding the table.

The Fund has revised the effects of leverage table to use the outstanding indebtedness percentage of the Fund’s managed assets as of November 30, 2024. Such revised table is included in the Fund’s Prospectus under the heading “Investment Objective and Policies—Use of Leverage.” The Fund will make corresponding changes in future reports on Form N-CSR.

6.	Notwithstanding the percentage of leverage used in the calculation, please review the common share total return set forth in the effects of leverage table for accuracy. The SEC Staff calculated different figures.

As noted above, the Fund has revised the effects of leverage table to use the outstanding indebtedness percentage of the Fund’s managed assets as of November 30, 2024. The Fund has also re-checked the calculations in such table. Such revised table will be included in the Fund’s Prospectus.

7.	Please disclose in the principal strategies section that investments made by the Fund may be illiquid.

The Fund has added the requested disclosure.

8.	Please disclose the specific types of derivatives that will be part of the Fund’s principal strategies, including the extent to which such derivatives will be used.

While the Fund may, but is not required to, use various derivative instruments, no derivative instruments presently constitute a principal strategy of the Fund. Accordingly, the derivative instruments that may be used by the Fund are disclosed in the 2024 Annual Report under the heading “Additional Investment Policies—Strategic Transactions.”

9.	Please advise the SEC Staff whether the Fund will invest more than 15% of its assets in hedge funds and private equity funds that rely on the exclusions from the definition of investment company set forth in Sections 3(c)(1) and Section 3(c)(7) of the Investment Company Act.

The Fund does not intend to invest more than 15% of its assets in hedge funds and private equity funds that rely on the exclusions from the definition of investment company set forth in Sections 3(c)(1) and Section 3(c)(7) of the Investment Company Act.

10.	Please add hyperlinks to the financial highlights and wherever materials are being incorporated by reference.

The Fund has added all required hyperlinks.

11.	With respect to the provisions of the Declaration of Trust that govern a shareholder’s ability to bring a derivative action, please disclose that such provisions do not apply to claims arising under the federal securities laws and delete the language that “The Fund is aware that it is the view of the Staff of the SEC…”

The Fund respectfully submits that the Fund is an existing entity in operation since 2007 and the relevant provisions of the Fund’s Declaration of Trust do not expressly exclude claims arising under the federal securities laws and cannot be amended without a vote of shareholders. Therefore, the Fund has included disclosure that the Fund is aware of the Staff’s view that the applicable provisions do not apply to claims arising under the federal securities laws.

The Fund respectfully submits that it would be inaccurate for the Fund to disclose flatly that such provisions do not apply to claims under the federal securities laws, as that does not reflect the language of the Fund’s Declaration of Trust. The Fund is organized as a Delaware statutory trust, and as such is governed by the Delaware Statutory Trust Act (“DSTA”). Section 3816 of the DSTA provides that “[a] beneficial owner’s right to bring a derivative action may be subject to such additional standards and restrictions, if any, as are set forth in the governing instrument of the statutory trust, including, without limitation, the requirement that beneficial owners owning a specified beneficial interest in the statutory trust join in the bringing of the derivative action.” The Fund is not aware of any judicial precedent, rule adopted by the Commission or public pronouncement by the Commission to the effect that the federal securities laws preempt state derivative demand procedures, including in a proceeding arising under the federal securities laws brought in state court. To the contrary, the Fund notes that in Kamen v. Kemper Fin. Svcs., Inc. (500 U.S. 90, 500 U.S. 97 (1991)), the U.S. Supreme Court considered the demand requirements in a derivative action founded on the Investment Company Act and held that federal courts should abide by the procedural rules governing derivative actions of a fund’s state of incorporation.

The Fund respectfully submits that the Fund is not disputing the substance of the Staff’s position, but merely seeking to craft disclosure that accurately reconciles such position with the existing language of the Fund’s governing documents and applicable law and avoids any statements in the Registration Statement that could be deemed to misstate the terms of the Fund’s Declaration of Trust.

12.	On the signature page of the Registration Statement, please include the signature of Fund’s Principal Financial Officer or confirm that one of the existing signatories fills such role.

The Fund has revised the signature page of the Registration Statement as requested.

13.	In the Fund’s 2024 Annual Report, consider revising disclosure that appears to be outdated, including with respect to references to Dodd Frank and the swaps market. See, for example, disclosures on pages 39, 44 and 46 of the 2024 Annual Report.

The Fund has revised such disclosures and included the revised disclosures in the Prospectus. The Fund will make corresponding changes in future reports on Form N-CSR.

14.	In the Fund’s 2024 Annual Report, disclosure on page 63 discusses risks of Canadian royalty trusts, Canadian E&P Companies and Canadian risks generally. Please disclose in principal investment strategies if investing in such Canadian companies is a principal strategy.

The Fund does not consider investment in Canadian companies to be a principal strategy of the Fund. The Fund currently invests approximately 5% of its assets in Canadian companies and has no present intention to invest a significantly greater percentage of its assets in Canadian companies.

15.	In the Fund’s 2024 Annual Report, disclosure on page 70 discusses risks of investing in other investment companies. Please disclose in principal investment strategies if investing in other investment companies is a principal strategy.

The Fund may invest in other investment companies in accordance with the limitations of the Investment Company Act, but doing so is not presently a principal strategy of the Fund. Accordingly, such investments are disclosed in the Fund’s 2024 Annual Report under the heading “Additional Investment Policies—Other Investment Companies.”

16.	Given that the Fund may invest in foreign securities, please disclose a basis for an investor to assess the experience and expertise of the Adviser with respect to the foreign markets in which the Fund will invest.

The Fund has added the requested disclosure.

17.	In the “Summary of Fund Expenses” table on page 29 on the 2024 Annual Report, please explain supplementally why the Fund presented the waiver as a footnote and replicated the fee table in such footnote, instead of presenting the waiver as a line item in the table. Also, if the fee waiver is being extended through January 31, 2026, please consider revising the table to reflect such extension.

The Fund included disclosure regarding the fee waiver in a footnote because as of the date of the 2024 Annual Report, November 30, 2024, the waiver would not have been in effect for a year following such date. The waiver was subsequently extended through January 31, 2026, and has been further extended to remain in effect for one year from the effective date of the Registration Statement. Accordingly, the Fund has revised the “Summary of Fund Expenses” table to show the waiver as a line item in the table and has included such revised table in the Prospectus. The amended waiver agreement will be filed as an exhibit to the Registration Statement.

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Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin Hardy

cc:	NXG Cushing Midstream Energy Fund

Blake Nelson

Brad Mead

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